FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “Statement regarding news reports on October 31, 2011” dated November 1, 2011.

2.	Press release entitled, “The Company's statement regarding the news report by Economic Daily News” dated November 1, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 1, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

November 1, 2011
English Language Summary

Subject: Statement regarding news reports on October 31, 2011

Regulation: Published pursuant to Article 2-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/11/1

Content:

1.	Nameof the reporting media:Economic Daily News,etc.

2.	Date of the report:2011/10/31

3.	Content of the report:

According to media report, the Korea Fair Trade Commission ("KFTC") fined a number of LCD manufacturers for the violation of competition law in Korea.

4.	Summary of the information provided by investors:N/A.

5.	Company's explanation of the reportage or provided information:

The Company will carefully review the official document once received and will take appropriate action. The Company has made provisions with respect to the fine;  thus it will not adversely affect this quarter's result.

6.	Countermeasures:N/A.

7.	Any other matters that need to be specified:N/A.

Item 2
AU Optronics Corp.

November 1, 2011
English Language Summary

Subject: The Company's statement regarding the news report by Economic Daily News

Regulation: Published pursuant to Article 2-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/11/1

Content:

1.	Name of the reporting media:Economics Daily News

2.	Date of the report:2011/10/31~2011/11/01

3.	Content of the report:

Reporting the company's financial forecast information presumed by the media and institutional investor.

4.	Summary of the information provided by investors:N/A

5.	Company's explanation of the reportage or provided information:

1.	The Company dose not comment on report presumed by any media and institutional investor.

2.	With regard to the Company's financial information, the Company will release related information on MOPS in accordance with the regulations.

6.	Countermeasures:N/A

7.	Any other matters that need to be specified:N/A